INVEST IN ZIGGURAT TECHNOLOGIES, INC.

Smart Investments Made Easy for Everyday Investor: The Zivolve App



Highlights

Highlights

1. Leverages proprietary machine learning with AI to analyze stock market data.

2. We believe Zivolve will give everyone the power to make smart investments like a Wall Street insider

3. Try it now! Our Beta version is already helping everyday people.

4. Invest in seconds in the US Stocks and ETF markets.

5. Join us today and let your voice be heard as we develop Zivolve 3.0, and 4.0

Our Team



Sia Nazari

My expertise in profitable short-term investments as a former Financial Advisor at Morgan Stanley is now evolving into the Zivolve app. Besides my current role as Professor of Business, I am a long-time investor/analyst and fintech entrepreneur.

Personal need, and lack of an intelligent assistant to help me make consistent profit in the stock market and effectively manage my risk! The reason we care is that we want to help people win in the market towards a prosperous financial condition and goals. We believe in the power of sharing that would bring way higher and longer term returns



Azin Farassat

Tech industry veteran, currently head of Stanford School of Medicine's Operations and Strategy for Pediatric Cardiology. Formerly with Yahoo, Intuit, Symantec, and Adobe. Long years of Strategy, Operations, and innovation in the software industry.



Mary Garland

Former political consultant with a background in real estate and technology marketing, especially in the start-up space. Mary has long and extensive entrepreneurial experience in marketing, sales, operations, and strategy development and execution.



Amir Harati

Expert in Machine learning and speech modeling. He has finished a PhD in electrical and computer engineering with a focus on acoustic modeling for speech recognition. Over 10 years of experience in the AI/ML field and biofeedback.



Michael Frank

Accomplished professional (30+ Years) with a wide range of experience dealing with operations, startup strategies, administration, and technology. Startup coach and mentor at Newchip Accelerator. Business Consulting Capstone Program.

Zivolve: The Next-Gen Smart Investing App


ZIGGURAT
The Next Generation of Smart Investments
Maximize short-term profit in the stock market

The **Zivolve app** is the next generation of smart investment tools for maximizing your profit and managing your risks effectively in the stock market. Try it today on the App stores!


ZIGGURAT
Investors' Dilemma
Problems
01 No time to research the best stocks?
02 Cannot analyze market data?
03 Your trading app does not suggest what to buy?
Not a problem,
Ziggurat Can Help You Now!
Solutions
01 Easy to use
02 Easy to profit
03 Applied Artificial Intelligence (A.I.)
Our platform suggests short-term investments using Wall Street's level of intelligence.
2

Zivolve uses AI to offer practical solutions to everyday investors who typically don't have the time or expertise to identify profitable investment opportunities.


ZIGGURAT
Launching Product: Zivolve
Investing in the stock market made easy.
Zivolve uses artificial intelligence to suggest short-term investments in the stock market.
ZivOlve
Download The Basic App (Free) & Check It Out Yourself!
3

Zivolve offers you the unique opportunity to "test before you invest." Get **Zivolve** now from the **Apple Store** and Google Play Stores.


ZIGGURAT
Zivolve's Traction
As of October 2021
2,000
Downloads
500
Active Users
50
Paying Subscribers
Android & Apple Apps Available
Using the Zivolve App, in coordination with Fidelity Active Trader Pro, has transformed my life.
I am no longer stressed from worrying about how to pay the bills.
Real Zivolve user
Before using Zivolve, my main income used to come from selling honey, a small rental property, and my husband's paycheck."

Zivolve (Beta) is already generating cash flow and gaining new subscribers every day – and our user testimonials speak for themselves. Try it yourself!


ZIGGURAT
Market Size (USA)
Over 60 million online traders need guidance with their investments now.
60M
Online Traders
21M
Gen Z & Millennials
1M
Upcoming users
Potential Customers
60 million self-directed traders
Most-likely Zivolve Users
21 million of Gen Z and Millennials online traders
Upcoming Users
1 million downloads expected in the next couple of years*
In the next 18 months, Zivolve is expecting thousands of paying subscribers, generating significant revenue.*
*This is a "forward looking projections" and are not guaranteed.
5

Zivolve has tremendous opportunities for growth. With a market size of over 60 million users, we believe that over 1 million traders will be using Zivolve in the next few years, which could translate to a rise in the value of your investment. (*These projections are not guaranteed)


ZIGGURAT
Timeline
Q4 2021
Q4 2022
Q4 2023
Zivolve 2.0
will include
Actionable Alerts:
Zivolve optimizes risk management by alerting you when you can sell for a profit.
Zivolve 3.0
will include
Direct Trading:
Zivolve connects directly to popular broker apps so you can place trading orders on Zivolve.
Zivolve 4.0
will include
Invest with Your Heart:
Zivolve does the due diligence for you, making it easy to align your investments with your values.
These are "forward looking projections" and are not guaranteed.
6

We have a pipeline of new and unique features under development. Investing in Ziggurat today allows your voice to be heard as we roll out future versions of Zivolve.


ZIGGURAT
Use of Funds
Ziggurat is now raising
$500,000.
Invest Now!
50%
30%
5%
8%
5%
2%
Development of Zivolve 2.0, 3.0, and 4.0
Customer Acquisition
Infrastructure
Accounting and legal
Finance
Other

Capital raised will primarily be used to further develop and market the app, including optimizing the user experience.

Notes for Prospective Investors:

How and why Ziggurat was formed

The founder of the company started trading on his generic personal brokerage account in 2013 and soon realized its limitations in terms of due diligence support. He was looking for an edge and a complete set of tools and technologies providing him with easy-to-use investment intelligence and advanced tech and tools at an affordable price tag, which would help him to consistently take profits out of the market and manage risks.

What he was looking for was non-existent in the marketplace. So he decided to build one under a company that he later founded and formed as Ziggurat. Ziggurat plans to be the most advanced and comprehensive company for trading and investment technology for everyday investors and the consumer space with a major focus on personalization, intelligent decision making, and risk management.

These technologies include AI, predictive analytics, NLP, EdTech, Biofeedback analytics, as well as other futuristic technologies.

Vision:

Ziggurats' vision is all about investment intelligence gathering and application! This intelligence could come out of data, users, crowd-sourcing, world events, economic data, and such in the form of a one-stop-shop application. The company will have a series of products and solutions with various focuses in the investment market (decision making, risk management, education, etc).

Our team is committed to building and delivering the most advanced, simple-to-use intelligent investing and trading assistant tools and technologies. Our core competency is to apply innovation to solve real challenges that average investors are facing on a day-to-day basis in their decision-making processes.

We believe that decision-making is not only in execution but requires a lot of preparation and due diligence, which comes before and after each execution of a trade. Therefore, we proposed a patented framework for intelligent decision making and risk management to be with our customers all along with their experience and the journey they go through, from the moment they are thinking about starting to invest or trade, all the way to the time they exit and aim to gain profits or losses. Ziggurat will be with them throughout the entire process, from A to Z.

Mission

Our mission is to deliver the world's most intelligent solutions in a more comprehensible and actionable way while incorporating and applying these solutions into the investment decision processes and journey our users are going through.

We want to continue to build a series of platforms focusing on intelligent decision making, risk management, education, training, and hands-on coaching, all through knowledge-based intelligence that in the past would only be available to institutional traders on Wall Street.

It is also to help and support people with their investment decisions in the stock, ETFs, and crypto markets. The goal is to help them not be at the mercy of their brokers' platforms, and instead provide them easy to understand and useful tools and insights in a more actionable fashion to make more profitable decisions and to find better opportunities that others are not looking for or cannot quickly find.

The idea is to make accessibility to technologies and trading or investment opportunities easier, faster, and more affordable. We want to provide them with second opinions on both market data and user days through machine intelligence in a more holistic approach.

Opportunities would be then ranked and scored based on all types of data including price volume, technical, fundamental, quantitative, and sentiment analytics as well as alternative market and user data.

Current Product Development Plan

We are focused on building the Zivolve app to be at its most pivotal level of accuracy.

The patented framework of Zivolve: intelligent trading and risk management frameworks. Think of each green box below as a major step in the decision-making and risk assessment, control, and management processes. Each box is a module or a shelf. Inside each shelf, there will be various tools and technologies required to minimize risk and maximize returns and or the odds or chance of the desired outcome.

Here is the link to our first full granted patent:
https://uspto.report/patent/app/20190295169

<u>Zivolve</u> 1.0 (Beta version)

This version focuses on screening and *finding the best investment and trading opportunities* for the short term in the stock and ETF markets. The best and frequently used features are top picks and screeners.

Zivolve 2.0

The current version of 2.0 is out with a few major features that our users can ask us to build. This version is focused on *risk management and monitoring* including finding customized-based opportunities based on risk, alerting and notification systems, prediction of the next day, top picks of the day for next trading day, fast smart Q&A to get the answer to any investment, and trading questions instantly! We developed an NLP technology behind this feature to learn from users and market and answer questions immediately or with minimum latency.

Our screener is intelligent! The goal is to make this feature the most intelligent screener in the industry which is powered by AI and is not just filtering out a bunch of data only but also is knowledge and insights based and is actionable.

The benefit of the module: next day buys or sells prediction by 70% accuracy through A.I. as of now. Our goal is to increase the accuracy to 80% and beyond in the next few years!

We have the A.I. (3 algorithms) for this screener module which has been already tested and only one of them is implemented.

Zivolve 2.5

We have a list of essential features and technologies, which we are building in the next few months in Zivolve 2.5. *The advanced notification system* is one of them. We constantly update our customers and investors on the latest through our eNewsletters we send out and or here on the campaign update page.

Zivolve 3.0

Trade Execution through an easy-to-use gateway (first integrating with one brokerage such as Tradier brokerage and others with which we have a signed partnership, then eventually evolving into a gateway connecting to most of the brokers' APIs). They would love this feature, because of the liquidity we provide to them. Many have open APIs for that or could be pursued as partnerships.

The benefit of the module: bypassing pattern day trading (PDT) rule and removing cognitive load or barrier (convenient in decision making) of getting flagged.

Zivolve 4.0

Due Diligence Toolbox: As a huge step in the decision-making process. This is a

Due Diligence Toolbox: As a huge step in the decision-making process. This is a major deal especially as far as personalized decision-making is concerned. We have users who told us they like extra services when it comes to due diligence such as expert opinions (this can be managed by third-party independently and/or licensed professionals / freelance experts who can be vetted and connected) which we have planned for.

The benefit of the module: picking opportunities and due diligence with ease and also live chat with a market veteran expert

Another part of Zivolve 4.0 is *portfolio risk management* which is also a big deal. Many investors or traders get lost here and then they lose everything. They need to learn how to manage risk effectively. This can be a great feature with a walkthrough step per trade and per portfolio (like a wizard by clicking on a few buttons) for optimization

Benefit of the module: real-time and actionable risk management, and portfolio optimization (it means removing losing holds or positions and adding high potential opportunities).

Zivolve 5.0

Feedback and *Diagnostics system* (this could be that catch). How can we diagnose people's decisions and outcomes of the past so they don't make the same mistakes again? This would need user input and data. The only challenge is to get the broker APIs to return the user's data. If not, the user can release that info with their consent to us to analyze for them based on our learning algorithms (A.I. /ML).

The benefit of the module: diagnosing the trading and investment behavior of the user and identifying patterns that would prevent them from making the same mistakes again or repeating the same successful decisions and thought processes.

These 5 modules will be built in different phases and then our application would become one of a kind investment decisions support platform. We always can start small and parts can be outsourced, then integrated in-house if we decide to save time (and cost) of development.

Note: these frameworks and procedures are patents protected under a US patent.

Pricing

Currently, the company is providing a major tool for free. It also offers a premium plan of $9.99 as a single plan to have access to some advanced analytics and outputs of our AI technologies and ranking system.

Go to market strategy

1) Introductory Information

Target Markets

US and Canada Retail Investors who invest via mobile device

Who are our customers

Retail investors at various experience levels ages 18-35 mostly

brand positioning

We are the professional/institutional grade analytics app for the everyday investor. We are a decision support app

Offerings

Zivolve App - Stocks, Zivolve App - Cryptos, Train2Trade (training feature)

Channels

Social Media such as tiktok, Instagram, Twitter, Stocktwits - organic and paid

Budget model

Staying around a $2 CAC

2) B2C Business Development Strategy

With the help of (3) Business Development Interns, we will put forth A) An indirect strategy to direct market and engage potential customers, B) Customer Success C) Affiliate Marketing D) Social Media Engagement.

An Indirect Strategy to Direct Market

Reddit, Telegram and Discord: The BDI will create multiple non-brand related accounts to join selected Telegram and Discord groups that are stock/crypto related. Some ways they will influence buyers is by 1) posting relevant stock info from Zivolve App 2) Screen shots when possible (some Reddit groups, for example, do not allow this).

They will post as if they are a customer and not come across salesy or branded. This is a particular strategy that is utilized wide-spread on various internet platforms by political campaigns.

Customer Success

Via company based channels, BDIs will engage current customers via Discord, Instagram, Facebook.

They will answer questions and concerns and provide updates from marketing and company news including press releases.

Affiliate Marketing

With a premade message, BDIs will reach out to influencers via the influencers' preferred communication channel - usually direct on Instagram or a provided email address in their bio. They will offer them a free year and ask if they have a particular way they want to work with influencers.

We will explore the costs of Affiliate Marketing programs that serve as a liaison between influencers and brands as well - such as brandbassador.com

Social Media Engagement

The BDI will also respond to messages on social channels including Instagram, Twitter and Facebook. They will respond within 24-48 hours. They will also comment on relevant posts and are encouraged to be witty and fun within the retail investor community in order to 'vibe' with this presence.

An emphasis is to be made on the fact that we are risk management for the mobile investor. It is well documented (see market study research doc) that there is a major need and many issues that have arised from a lack of risk management for these investors.

Organic Social Media Strategy

This requires the help of a Digital Marketing Intern

Instagram - A focus on Reels - At least two a week (repost TikToks)

TikTok - At least 3 a week

YouTube Shorts - Repost TikToks

Videos will be engaging and relevant to the mobile investor community. They will be fun yet informative. This gets the most views. Some videos will be more and more focused on showing how the UI of the app works and how it can be used every day by any retail investor.

Paid Ads Strategy

Instagram and Facebook - Continuous ads focused on company reviews as well as videos focused on app UI.

Reddit - Apps focused on the r/wallstreetbets community. Using their lingo and demonstrating app UI.

demonstrating app UI

Snapchat and TikTok - Snapchat ($3,000/month minimum) as well as TikTok ($500 minimum) has become one of the best apps to target younger investors. These apps are high in cost, however, so we will utilize them once we have crowdfunding money. TikTok is the least expensive out of the two with a CPC of $10 per click. We would start with TikTok. The content would be videos or one flash graphics demonstrating the UI of the product and someone using the product.

Forward-looking Projections (users)

By the end of 2021, we are projecting to get 10,000 downloads and ideally 500 paid customers.

By the end of 2022, the company plans to gain substantial traction in the range of 100,000+ downloads.

By the end of 2023, we are projecting to increase the number of users base to 500,000+.

These are forward looking projections and are not guaranteed.

Competition

Our major competitors are *Tradingview* and Trade-ideas. Yet they didn't provide our stop ship seamless platform equipped with institutional-grade tools and analytics.

Tradingview Focused on charting and technical analysis while *trade ideas* focused on proficient buy and sell signaling. Zivolve has those in a more simple to use and act way plus other essential tools and tech which provide convenience, peace of mind, and effectiveness to its users removing all the frictions and cognitive loads created in the process of decision making. Most of all Zivolve is going to be the most high-quality and affordable intelligent trading assistant in the financial services industry.

Innovations

1. Current AI algorithms are scalable and mainly focused on assessing risks and removing all the frictions in the process of decision-making before and after the execution step! Yet there needs to be an infrastructure in place to integrate various technologies such as AI, ML/DL /RL, and NLP to measure the insights and derive intelligence from various sources of market and user data on the fly and in real-time.

1. Futuristic Technologies: Ziggurat aims to be one of the pioneers in the field of trading technologies for consumer space by bringing a multi-disciplinary approach of science and technology from various fields of math, physics, computer science, and engineering as well as biosciences in the field of trading and finance. Biofeedback data analysis of the human body is just one of the examples and levels of innovation we are bringing to the public aiming to build an expert system to fully personalize decision making and risk management as well as effectively combine human and machine intelligence to make effective decisions (refer to our full US patent). We believe Ziggurat is the first company in the world of Fintech that patented the innovation and is planning to make it instrumental in future versions of Zivolve. This technology has the potential to license out to major institutions beyond personal use. This technology is currently proposed to the US government for R&D purposes and grants approval. There will be at least two or three patents that will come out of this research which would change the landscape of AI for trading and investment management.

2.

1. There will be more innovative technologies that we will be exploring in the next few years and will share the updates with the investors, all aiming to provide a competitive edge for our users in the investment marketplace (stock and crypto space)

These are forward looking projections and are not guaranteed.

Public Relations

Our PR Policy entails the following:

- Press Releases for New Version of the App when any new version is released. Syndicated to multiple news sources through a Press Release Distributor.

- Press Releases for new products. Syndicated to multiple news sources through a Press Release Distributor.

- Press Releases for significant funding milestones. Syndicated to multiple news sources through a Press Release Distributor.

- CEO and other C-level public facing staff's social media posts will be reviewed by an advisor or marketing staff to ensure legal, social and financial optimization for the company image.

- Marketing to work closely with legal to ensure our language in all campaigns including fundraising does not violate SEC or other legal entities.

- Once goal downloads are met and more public recognition is gained we will expand our PR program which includes a study of the public expansion, conflicts that apps such as Robinhood have faced and avoiding actions that lead to that.

- Ethical considerations such as avoiding inflating numbers, reviews or any other dishonest act that could be easily exposed.

- Sensitivity and attention to customs, laws, personas when entering foreign markets especially GDRP regulated regions.

Perks and Incentives:

Check our Perks! If you act now, you can still enjoy all the *"early bird"* investor perks like FREE lifetime Premium membership and heavily discounted shares.

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